UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Revises Earnings Target

for the Fiscal Year Ending March 31, 2021

Tokyo, March 31, 2021 — MUFG today announced that it has revised its earnings target for profits attributable to owners of parent for the fiscal year ending March 31, 2021, announced on November 13, 2020 [1], as follows. Year-end dividend forecasts for the fiscal year ending March 31, 2021 (fiscal year-end ¥12.5, total ¥25.0 per share) are unchanged.

1.	Earnings target for the fiscal year ending March 31, 2021 under Japanese GAAP

	Profits attributable to owners of parent
Previous earnings target (A)	¥600.0	bn
Revised earnings target (B)	¥750.0	bn
Change (B-A)	¥150.0	bn
Change (%)	25.0%
[Reference] The result for the fiscal year ended March 31, 2020	¥528.1	bn

2.	Reason for the revision

We forecast an increase in net operating profits (effect of approx. ¥50.0 billion on profits attributable to owners of parent) due to steady progress in business performance and an improvement in realized net gains/losses on equity securities (effect of approx. ¥30.0 billion) due to rises in the stock market. We also forecast an increase in equity earnings from equity method investees and gains from investment in equity-method affiliate Morgan Stanley (effect of approx. ¥70.0 billion). As a result, MUFG has revised its earnings target upward by ¥150.0 billion to ¥750.0 billion.

3.	Scheduled date of announcement of financial results

Monday, May 17, 2021

[1]	Notice Regarding Revision of Earnings Target for the Fiscal Year Ending March 31, 2021

https://www.mufg.jp/dam/pressrelease/2020/pdf/news-20201113-001_en.pdf

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with around 2,600 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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